Mail Stop 03-05

May 31, 2005

Charles Camorata
Chief Executive Officer
Skreem Entertainment Corporation
1301 Travis, #1200
Houston, Texas 77002

Re: **Skreem Entertainment Corporation**
Form SB-2 Filed May 4, 2005
File No. 333-124563

Dear Mr. Camorata:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide an analysis that explains your compliance with Rule 3a4-1 of the Exchange Act.

2. Please update your financial statements in accordance with Item 310(g)(2) of Regulation S-B.

Amount of registration fee table

3. The registration fee does not appear to cover the registration of 23,107,856 shares. Please revise or advise.

Cover Page

4. Please move your table of contents section so that it appears after the cover page.

Our Company, page 4

5. Please revise to disclose your revenues and losses for the most recent audited period.

6. Also disclose here that you promote the career of the son of the majority shareholder and disclose how much you have advanced him.

7. Also disclose your monthly "burn rate" and the month/year you will be out of funds if there is no material change in either your revenues or expenses.

Risk Factors, page 5

8. In terms that are relevant to an investor's perspective, prominently and briefly explain the risks of not having an escrow, trust or similar account for the placement of funds.

9. Please add a risk factor about the risk in having as an artist to promote the son of your control shareholder. Disclose here the amount advanced to him.

10. Please add a risk factor about dependence on a few customers. Name each customer who contributed 10% or more in revenues for the most recent audited period and give the percentage.

Need for additional financing, page 5

11. Please revise this risk factor to highlight the going concern opinion.

12. Provide a separate risk factor heading and paragraph describing your dependence on Jeff Martin and other affiliates. Please be sure to disclose the identities of the "other affiliates" when you revise this section.

We may be unable to meet our capital requirements, page 5

13. Please quantify your working capital needs and anticipated substantial expenditures on a short term and long term basis.

Revenue from licensing and promoting recording acts and talent often depends on factors beyond our control, page 5

14. Please expand this risk factor to explain the factors beyond your control. In particular, please explain the business practices of your competitors to the extent these impact your revenue.

The sale of a substantial number of shares of our common stock after this offering may affect our stock price, page 7

15. Please confirm whether you are referring to the 23,107,856 shares registered for sale by your stockholders. If so, please revise disclosure accordingly.

Selling Security Holders, page 9

16. We note that Jeffrey Martin's shares include shares owned by Martin Consultants, Inc. Please tell us whether Mr. Martin or Martin Consultants, Inc. is a registered broker-dealer or affiliate of a registered broker-dealer.

17. In a tabular presentation, please state the amount of securities of the class owned by each selling security holder before the offering, the amount to be offered for the security holder's account and the amount and the percentage of the class to be owned by such security holder after the offering is complete. Refer to Item 507 of Regulation S-B.

18. Please revise to disclose that each selling shareholder is a deemed underwriter.

Directors, Executive Officers, Promoters and Control Persons, page 10

19. We were unable to locate disclosure on the director and executive officer's business experience during the past five years. Please revise or advise. Refer to Item 401 of Regulation S-B.

Description of Business, page 12

20. You need to completely revise this section so that it presents an accurate snapshot of your business at this point in time rather than a generalized discussion of the record industry combined with a presentation of your hopes. Refer to Regulation

S-B for guidance, but you should answer such questions as the following: how many acts have you signed? How many have you introduced in the U.S.? How many of your acts have received gold records? Name the countries and the number of records. Is there any evidence that your business model is working? You may discuss future plans but you should only do so if you indicated the significant difficulties you must overcome, such as signing bankable artists and having enough funds to promote them.

21. We note that you list six license agreements and that you expect increased revenues based on your distribution of "3rd Wish" recordings. Please provide a separate section that describes your distribution methods. Also, please expand disclosure to describe the material terms of your license agreements, including duration. See Item 101(b)(2) and (7) of Regulation S-B.

22. We note that you advance monies to artists upon the artist signing the "Exclusive Recording Artist Agreement." Please describe the material terms of this arrangement in the business description and describe how these agreements relate to your operations and revenues.

23. Please revise your disclosure to disclose the names of the three customers contributing 50%, 30% and 15% of your revenues during the three and nine months ended December 31, 2004. Describe the extent of your business arrangements with these three customers and file any material agreements as necessary. Refer to Item 101(b)(6) of Regulation S-B and Instructions to Item 601(a) of Regulation S-B.

Management's Discussion and Analysis or Plan of Operations, page 15

24. Please explain your business role in the distribution of 207,000 records and CDs of "3rd Wish" recordings.

Liquidity and Capital Resources, page 18

25. Please quantify your cash requirements for the next twelve months and for longer than one year.

26. Please revise this section to disclose your plan to turnaround your financial situation.

Certain Relationships and Related Transactions, page 19

27. Where you refer to "a major shareholder of the Company" or affiliates, please disclose the specific names. Refer to Item 404 of Regulation S-B.

28. Please further explain the services you provide to promote the son of the Company's major shareholder. Please identify the son and disclose the business purpose for the $141,000 in total advances to the son.

Signatures, page 49

29. We were unable to locate the principal accounting officer or controller's signature. Please advise or provide the required signature.

Recent Sales of Unregistered Securities

30. We note that you issued 603,856 shares of common stock as a result of a best efforts offering you conducted sometime in October 2004 (or 120 days after May 31, 2005) and that you relied on an exemption from registration under Regulation D. Please provide a separate section explaining the factual basis for your reliance on the exemption.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Johanna Vega Losert at (202) 551-3325 or me at (202) 551-3750 with any other questions.

                              Sincerely,

                              Max A. Webb
                              Assistant Director

cc: Hank Vanderkam
        Corey Floyd
        via facsimile: 713-547-8910